UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___ )

                             Tera Computer Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  88076P108
                    -------------------------------------
                                (CUSIP Number)



                               June 21, 1999
                     -------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)
          [x]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                              CUSIP NO. 88076P108

1    NAME OF REPORTING PERSON


          Castle Creek Technology Partners LLC


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                      2,118,644

                                        7    SOLE DISPOSITIVE POWER
                                                  None

                                        8    SHARED DISPOSITIVE POWER
                                                 2,118,644

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,118,644

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          OO

                                              CUSIP NO. 88076P108

1    NAME OF REPORTING PERSON


          Castle Creek Partners, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Illinois

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                       2,118,644

                                        7    SOLE DISPOSITIVE POWER
                                                  None

                                        8    SHARED DISPOSITIVE POWER
                                                  2,118,644

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,118,644

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          OO

                                              CUSIP NO. 88076P108

1    NAME OF REPORTING PERSON


         John D. Ziegelman


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                       2,118,644

                                        7    SOLE DISPOSITIVE POWER
                                                  None

                                        8    SHARED DISPOSITIVE POWER
                                                  2,118,644

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,118,644

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

                                              CUSIP NO. 88076P108

1    NAME OF REPORTING PERSON


          Daniel Asher



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                       2,118,644

                                        7    SOLE DISPOSITIVE POWER
                                                  None

                                        8    SHARED DISPOSITIVE POWER
                                                  2,118,644

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,118,644

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

                                              CUSIP NO. 88076P108

ITEM 1 (A) NAME OF ISSUER:

     Tera Computer Company (the "Issuer")

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     411 First Avenue South
     Suite 600
     Seattle, WA 98104-2860

ITEM 2 (A) NAME OF PERSON FILING:

     The names of the persons filing this statement (the "Reporting Persons") are Castle Creek Technology Partners LLC ("CC Technology"), Castle Creek Partners, L.L.C. ("Advisors"), John D. Ziegelman ("Ziegelman") and Daniel Asher ("Asher").

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

     The address of the principal office of each of CC Technology, Advisors, and Ziegelman is 77 West Wacker Drive, Suite 4040, Chicago, IL 60601. Mr. Asher's principal business address is 440 South LaSalle Street, Suite 700, Chicago, IL 60605.

ITEM 2 (C) CITIZENSHIP:

     Advisors is an Illinois limited liability company. CC Technology is a Delaware limited liability company. Mr. Ziegelman and Mr. Asher are citizens of the United States of America.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

     This statement relates to common stock, par value $0.01 per share, of the Issuer ("Common Stock").

ITEM 2 (E) CUSIP NUMBER:   88076P108

ITEM 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]  An investment advisor in accordance with
Section 240.13d-1(b)(1)(ii)(E);

     (f)  [ ]  An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ]  A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Section 240.13d-1(c), check this box. [x]

Item 4.  OWNERSHIP:

     (a)-(b) CC Technology beneficially owns 2,118,644 shares of common stock (the "Shares"), which constitutes approximately 8.9% of the common stock outstanding as of June 21, 1999. Each of Advisors, through its relationship as investment manager of Advisors and Ziegelman and Asher, through their relationships as managing members of CC Technology, may be deemed to beneficially own all of such Shares, constituting approximately 8.9% of the common stock outstanding. 1,059,322 Shares disclosed in this Schedule 13G as beneficially owned by the Reporting Persons are issuable upon exercise of certain warrants, with an exercise price equal to $4.72, owned by CC Technology.

     (c) CC Technology has shared power to vote or to direct the vote and to dispose or direct the disposition of all of the 2,118,644 Shares. Advisors, as the investment manager of CC Technology and Mr. Ziegelman and Mr. Asher as the managing members of Advisors, each may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of such Shares.

     The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     This item is not applicable

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

     This item is not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10   CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                              CUSIP NO. 88076P108

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 1999


CASTLE CREEK TECHNOLOGY PARTNERS LLC            CASTLE CREEK PARTNERS, L.L.C.

By: CASTLE CREEK PARTNERS, L.L.C.
                                                By: /s/ John D. Ziegelman
                                                  John D. Ziegelman
   By:/s/ John D. Ziegelman
     John D. Ziegelman
                                                /s/ Daniel Asher
                                                      Daniel Asher
/s/ John D. Ziegelman
     John D.  Ziegelman

                                              CUSIP NO. 88076P108

                                 EXHIBIT A

                     Agreement Relating to the Filing
                    of Joint Statements on Schedule 13G
                         Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is attached as Exhibit A is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Dated: June 28, 1999


CASTLE CREEK TECHNOLOGY PARTNERS LLC            CASTLE CREEK PARTNERS, L.L.C.

By: CASTLE CREEK PARTNERS, L.L.C.
                                                By: /s/ John D. Ziegelman
                                                     John D. Ziegelman
   By:/s/ John D. Ziegelman
     John D. Ziegelman
                                                 /s/ Daniel Asher
                                                       Daniel Asher
/s/ John D. Ziegelman
     John D. Ziegelman